ALLGREEN PROPERTIES LIMITED

04 APR 16 7:21

04024347

File No. 82-4959

Date: 30 MAR 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
APR 22 2004
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 4/20

MASNET No. 39 OF 30.03.2004
Announcement No. 57

ALLGREEN PROPERTIES LIMITED

Notice Of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 18th Annual General Meeting of Allgreen Properties Limited will be held at The Penang Room, Level 2A, Traders Hotel, 1A Cuscaden Road, Singapore 249716 on 23 April 2004 at 10:30 am to transact the following ordinary and special business:-

AS ORDINARY BUSINESS

1.	To receive and adopt the Audited Accounts of the Company for the year ended 31 December 2003 and the Reports of Directors and Auditors thereon.	(Resolution No. 1)
2.	To declare a Final Dividend of 7% or 3.5 cents per share less income tax for the year ended 31 December 2003.	(Resolution No. 2)
3.	To approve the payment of S$302,000 as Directors' Fees for the year ended 31 December 2003 (2002: S$209,000)	(Resolution No. 3)
4.	To elect the following Directors retiring pursuant to:	
(a)	Article 76 of the Articles of Association of the Company and who, being eligible, will offer himself for re-election: (i) Mr Ang Keng Lam	 (Resolution No. 4)
(b)	Article 94 of the Articles of Association of the Company and who, being eligible, will offer themselves for re-election: (i) Mr Jimmy Seet Keong Huat (ii) Mr Andrew Choo Hoo (iii) Mr Khor Thong Meng	 (Resolution No. 5) (Resolution No. 6) (Resolution No. 7)
5.	To re-appoint Messrs Foo Kon Tan Grant Thornton as the Company's Auditors and to authorise the Directors to fix their remuneration.	(Resolution No. 8)
	AS SPECIAL BUSINESS	
	To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions:-	
6.	"RESOLVED THAT pursuant to Section 161 of the Companies Act (Cap. 50) and the Listing Manual of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the capital of the Company ("shares"), whether by way of rights, bonus or otherwise, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that:	(Resolution No. 9)

(i)	the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company does not exceed 20 per cent of the issued share capital of the Company; and	
(ii)	(unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."	
7.	"RESOLVED THAT pursuant to Section 161 of the Companies Act (Cap. 50), the Directors of the Company be authorised to allot and issue shares in the Company to the holders of options granted by the Company under the Allgreen Share Option Scheme (the "Scheme") upon the exercise of such options and in accordance with the rules of the Scheme provided always that the aggregate number of shares to be allotted and issued pursuant to the Scheme shall not exceed 15% of the total issued share capital of the Company for the time being."	(Resolution No. 10)
8.	To transact any other business that may be transacted at an Annual General Meeting.	

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
SINGAPORE, 30 MARCH 2004

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, he shall specify on each instrument of proxy the number of shares in respect of which the appointment is made, failing which the appointment shall be deemed to be in the alternative.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994 not less than 48 hours before the time appointed for the Meeting.

Explanatory Notes on Special Business to be transacted:

1. Ordinary Resolution No. 9 is to empower the Directors of the Company to issue shares in the Company up to an amount not exceeding 50% of the issued capital of the Company, with a sub-limit of 20% for shares issued other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital is based on the Company's issued share capital at the date of the passing of the Resolution approving the mandate after adjusting for any new shares arising from the conversion or exercise of convertible securities, new shares arising from exercising share options or vesting of share awards outstanding or subsisting at the time of the passing of the Resolution approving the mandate, and any subsequent consolidation or subdivision of shares.

2. Ordinary Resolution No. 10 is to empower the Directors of the Company to issue shares in the

capital of the Company to option holders upon the exercise of options granted under the Allgreen Share Option Scheme provided that the aggregate number of shares to be issued does not exceed 15% of the issued share capital of the Company for the time being.

Submitted by Ms Isoo Tan, Company Secretary on 30/03/2004 to the SGX